Exhibit (6)(nn)
HIGHLAND FUNDS ASSET MANAGEMENT, L.P.
13455 Noel Road, Suite 800
Dallas, TX 75240
September 9, 2011
Highland Funds II
13455 Noel Road, Suite 800
Dallas, TX 75240

Re:	Fee Waivers and Expense Reimbursements
Dear Ladies and Gentlemen:
     This is to inform you that we hereby agree, until May 31, 2012, to waive the advisory and/or administration fees that we are entitled to receive under (i) the Investment Advisory Agreement dated [_______] (the “Investment Advisory Agreement”) between Highland Funds Asset Management, L.P. (“HFAM”) and Highland Funds II (the “Trust”) of behalf of its series Highland Trend Following Fund (the “Fund”) and (ii) the Administration Services Agreement dated [______](the “Administration Services Agreement”) between HFAM and the Trust of behalf of the Fund. We hereby further agree to reimburse the Trust, on behalf of the Fund, for all of the expenses (excluding acquired fund fees and expenses, short sale dividend expenses, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, organizational expenses, other extraordinary expenses not incurred in the ordinary course of the Fund’s business and amounts, if any, payable pursuant to the Fund’s plan adopted in accordance with Rule 12b-1 under the 1940 Act), with respect to Class A shares of the Fund to the extent that the total annual fund operating expenses for Class A shares of the Fund exceed 2.25% of the “Average Daily Managed Assets” of Class A shares (as such term is defined in the Investment Advisory Agreement) determined after taking into account any other expense limitations or fee waivers, including without limitation any reduction of management fees (“Operating Expense Limitation”). If in any fiscal year in which the Investment Advisory Agreement is still in effect, the total annual fund operating expenses for the fiscal year are less than the Operating Expense Limitation, we are entitled to reimbursement by the Fund, in whole or in part as provided below, of the fees waived or reduced by us and all other payments remitted by us to the Fund, pursuant to this letter agreement, during any of the previous three (3) fiscal years, less any reimbursement previously paid by the Fund to us, with respect to such waivers, reductions and payments (the “Reimbursement Amount”). The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.
     Expenses incurred by the Fund indirectly through investment in other pooled investment vehicles are not considered for purposes of determining any fee reduction.
     In addition, if, pursuant to the terms of the foregoing undertakings, we reduce the compensation we are entitled to receive under the Investment Advisory Agreement and/or Administration Services Agreement or reimburse the Fund for other Fund-level (and not Class-specific) expenses incurred by the Fund with respect to Class A shares of the Fund for any period, we hereby agree, until May 31, 2012, to reduce the compensation we are entitled to receive under the Investment Advisory Agreement and/or Administration Services Agreement, and reimburse the Fund for other Fund-level (and not Class-specific) expenses incurred by the Fund, with respect to all other Classes of shares of the Fund to the extent necessary so that each Class of shares bears the same level of management fees and administration fees and benefits from the same level of reimbursement with respect to Fund-level expenses (and not Class-specific expenses) (as expressed in basis points) as every other Class of shares during the period.

Sincerely,

HIGHLAND FUNDS ASSET MANAGEMENT, L.P.

By:	STRAND ADVISORS XVI, INC.,
its general partner

By:
Name:
Title: